Exhibit 99.1
company statement

9 November 2006	For media enquiries please call Cameron Hamilton on: Tel: (02) 8274 5304 or Mob: 0425 344 688. For analyst enquiries please call Steve Ashe on: Tel: (02) 8274 5246 Mob: 0408 164 011.
Positive ATO Rulings for Proposed
Asbestos Funding Arrangement
The Australian Taxation Office (ATO) has provided James Hardie, the proposed Special Purpose Fund (SPF) and others with private binding rulings that the company believes will deliver an acceptable tax outcome for the proposed SPF set up to compensate certain Australians with asbestos-related personal injury claims against former James Hardie subsidiaries.
Following the unsuccessful application to have the SPF endorsed as a tax exempt charity, the private binding rulings confirm the intended tax treatment of the compensation arrangements, having regard to amendments proposed to be made to the original agreements based on discussions with the NSW Government. The changes and intended tax outcome are consistent with the original principles reflected in the Heads of Agreement entered into in December 2004 and the Final Funding Agreement (FFA), entered into in December 2005.
James Hardie will now move to finalise an amended FFA and related agreements with the NSW Government so that all relevant documents can be signed as soon as possible and lender and shareholder approval sought. In order to do so, James Hardie and the NSW Government need to execute an amended FFA in a form which reflects the changes which were the subject of the ruling applications. In recent weeks the NSW Government and James Hardie have worked together to obtain these rulings. James Hardie has provided the NSW Government with copies of submissions provided to the ATO, including relevant draft agreements, and copies of the private rulings.
In order to implement the amended FFA, certain conditions precedent will need to be satisfied, including the NSW Parliament passing facilitating legislation. The resolution of these issues involves uncertainty and there can be no assurance that obtaining the ATO rulings will lead to a finalisation of the amended FFA that is required to resolve the position. However, James Hardie believes that obtaining the ATO rulings is an important milestone in implementing the funding proposal.
It is anticipated that an extraordinary general meeting of shareholders to approve the implementation of the amended FFA could be convened within 10 weeks of James Hardie and the NSW Government executing the amended FFA. Given the close proximity to the Christmas and New Year holiday period and the difficulty of convening shareholder meetings during this period, the company expects this meeting could be held in February 2007.
James Hardie and other relevant parties are well advanced in their work to secure lender approval, obtain an updated actuarial report from KPMG Actuaries Pty Limited, obtain an independent expert’s report and prepare the Explanatory Memorandum for shareholders.
James Hardie has received indications that the Medical Research and Compensation Foundation (MRCF) has sufficient funds to pay asbestos claims until early 2007. James Hardie is arranging to provide interim funding to the MRCF in the event that its finances are exhausted before the FFA is implemented in full.

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Contact details on the following page.

Media Enquiries:
Cameron Hamilton

Telephone:	61 2 8274 5304
Mobile:	61 425 344 688
Email:	media@jameshardie.com.au
Facsimile:	61 2 8274 5218
Investor and Analyst Enquiries:
Steve Ashe — Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
www.jameshardie.com
Disclaimer
This Company Statement contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations that the conditions precedent to the Final Funding Agreement will be satisfied;

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations concerning the company’s Australian Tax Office amended assessment;

•	expectations that the company’s credit facilities will be extended or renewed;

•	projections of operating results or financial condition;

•	statements regarding plans, objectives or goals, including those relating to competition, acquisitions, dispositions and products;

•	statements about future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. The company cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” beginning on page 5 of our Form 20-F filed on 29 September 2006 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems and the successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of Regulation S-K . The company cautions that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.
Released by James Hardie Industries NV; ARBN 097 829 895.

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